Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2019 ANNUAL REPORT ON FORM 20-F

Medellin, Colombia, April 27, 2020

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be downloaded from the SEC website www.sec.gov.

It can also be downloaded from Bancolombia's website at https://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations

If you need a hard copy of our Form 20-F, please contact IR@bancolombia.com.co

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837